SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORIENT-EXPRESS HOTELS LTD.

(Name of Issuer)

Class A Common Shares, $0.01 par value

(Title of Class of Securities)

G67743107
(CUSIP Number)

REYL & Cie S.A.

Attn: Mr. David Friedli

62 rue du Rhône
CH-1204 Geneva

+41 22 816 8000

With a copy to:

Adam Gale, Esq.

Orrick, Herrington & Sutcliffe, LLP
666 Fifth Avenue
New York, NY 10103-0001

                212-506-5000
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

       November 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

---------------

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. G67743107                                                                                 Page 2 of 11 Pages

1	Name of Reporting Person: REYL & Cie S.A.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Sole Voting Power: 4,273,077
	9	Sole Voting Power: None
	10	Sole Voting Power: 4,273,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,077
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11: 8.38%
14	Type of Reporting Person: IA

SCHEDULE 13D

CUSIP NO. G67743107                                                                                 Page 3 of 11 Pages

1	Name of Reporting Person: Carey Trustees Limited, as Trustee of the Wings Settlement
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Guernsey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Sole Voting Power: 4,273,077
	9	Sole Voting Power: None
	10	Sole Voting Power: 4,273,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,077
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11: 8.38%
14	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP NO. G67743107                                                                                 Page 4 of 11 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to the Class A common shares, $0.01 par value per share (the “Class A Common Shares”), of Orient-Express Hotels Ltd., a Bermuda company (the “Issuer”). The principal executive office of the Issuer is located at 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.    Identity and Background.

     (a) This statement is filed by REYL & Cie S.A. (“REYL & Cie”), and Carey Trustees Limited (“Carey Trustees Limited”), as Trustee of the Wings Settlement, an irrevocable and discretionary trust established under Guernsey law (the “Wings Settlement”) (Carey Trustees Limited, together with REYL & Cie, are the “Reporting Persons”.) The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

     (b) The business address of REYL & Cie is 62 rue du Rhone, CH-1204 Geneva, Switzerland and the business address of Carey Trustees Limited is 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, GY1 4LX, St Peter Port, Guernsey, Channel Islands, GB.

     (c), (f) REYL & Cie is a Swiss limited liability company. The principal business of REYL & Cie is investment management. Carey Trustees Limited is a limited liability company which was registered in Guernsey and is licensed under the Regulation of Banking Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law, 2000. The principal business of Carey Trustees Limited is acting as a trustee for various trusts.

     The following information with respect to each executive officer and director of REYL & Cie and Carey Trustees Limited is set forth in Schedule A hereto: (i) name; (ii) business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d), (e) During the last five years, none of the Reporting Persons, or to the best of the knowledge of the Reporting Persons, any of the individuals set forth in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

     The Reporting Persons expended an aggregate of approximately USD 29,971,807.81 (excluding commissions) of investment capital to purchase 4,273,077 Class A Common Shares (the “Shares”). Such funds came from the assets of the Wings Settlement, through a life insurance policy as to which the Wings Settlement is the subscriber and sole beneficiary.

SCHEDULE 13D

CUSIP NO. G67743107                                                                                   Page 5 of 9 Pages

Item 4.    Purpose of Transaction.

     The Reporting Persons hold the Shares for investment purposes. The Reporting Persons will continue to review the performance of this investment and their investment alternatives. As part of the ongoing review of this investment in the Shares, the Reporting Persons may explore from time to time a variety of alternatives, including, but not limited to, the following, though the Reporting Persons do not currently have any plan or proposal that relates to or would result in, the following: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer in the open market or in privately negotiated transactions; an extraordinary corporate transaction involving the Issuer; changes in the present board of directors or management of the Issuer; changes in the present capitalization or dividend policy of the Issuer; changes in the Issuer’s businesses or corporate structure; or changes in the Issuer’s charter, bylaws, or instruments corresponding thereto. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the preceding sentence will be pursued or, if pursued, will be consummated by the Reporting Persons. As part of the Reporting Persons' ongoing review of the investment in the Shares, the Reporting Persons may from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders, and other persons or entities, regarding the Issuer's affairs and strategic alternatives.

Item 5.    Interest in Securities of the Company.

     (a), (b) As of the close of business on November 14, 2008, the Reporting Persons beneficially own an aggregate of 4,273,077 Class A Common Shares of the Issuer, representing 8.38% of the Class A Common Shares outstanding.

     REYL & Cie has been granted an investment management mandate for a life insurance policy at the request of Carey Trustees Limited, Trustee of the Wings Settlement, which is the subscriber and sole beneficiary of that life insurance policy. Carey Trustees Limited, as Trustee of the Wings Settlement, has the power to request the appointment of the manager of the life insurance policy's assets.

     None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Shares. REYL & Cie, as investment manager of the life insruance policy's assets, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,273,077 Class A Common Shares, constituting 8.38% of such class of securities. Carey Trustees Limited, as Trustee of the Wings Settlement with the power to request the appointment of REYL & Cie as investment manager, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,273,077 Class A Common Shares, constituting 8.38% of such class of securities. None of the executive officers or directors listed on Schedule A hereto own any Shares directly. By virtue of their position as executive officers or directors of REYL & Cie and Carey Trustees Limited, the persons listed on Schedule A may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose

SCHEDULE 13D

CUSIP NO. G67743107                                                                                 Page 6 of 11 Pages

or direct the disposition of) the Shares. The persons listed on Schedule A disclaim beneficial ownership of the Shares.

     (c) Information concerning transactions in the Class A Common Shares effected by the Reporting Persons during the past 60 days is as follows:

Date Acquired	Number of Class A Common Shares	Price Per Share
November 7, 2008	100,000	USD 7.9794
November 10, 2008	320,000	USD 8.2704
November 11, 2008	1,100	USD 8.15
November 11, 2008	230,000	USD 8.4177
November 12, 2008	15,000	USD 8.4145
November 12, 2008	683,900	USD 7.9779
November 14, 2008	2,923,077	USD 6.50

     All of such transactions were effected by REYL & Cie through various brokerage entities in open market transactions on the New York Stock Exchange, except for the November 14th transaction, which was effected by REYL & Cie through Lazard Capital Markets LLC as part of the Issuer's registered direct offering of Class A Common Shares at a negotiated price of USD 6.50 per share. To the best knowledge of the Reporting Persons, none of the persons listed in Schedule A hereto has effected any transactions in the Class A Common Shares during the past 60 days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly beneficially owned by the Reporting Persons, other than the life insurance policy referenced above, which will receive the proceeds from the sale of the Shares for the ultimate benefit of the Wings Settlement, as the beneficiary of the life insurance policy.

     (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to
                Securities of the Company.

None.

SCHEDULE 13D

CUSIP NO. G67743107                                                                              Page 7 of 11 Pages

Item 7.    Material to be filed as Exhibits.

Exhibit 1  Joint Filing Agreement, by and among the Reporting Persons, dated as of                November 24, 2008

SCHEDULE 13D

CUSIP NO. G67743107                                                                              Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 24, 2008

REYL & CIE S.A.

By: /s/ Dominique Reyl
      Name: Mr. Dominique REYL
      Title: Chairman

 By: /s/ François Reyl
        Name: Mr. François REYL
       Title: Director

CAREY TRUSTEES LIMITED, as Trustee for the Wings Settlement

By: /s/ Sonia Ann Bourgaize
      Name: Ms. Sonia Ann BOURGAIZE
      Title: Director

By: /s/ Philip Charles Retz
       Name: Mr. Philip Charles RETZ
      Title: Director

SCHEDULE 13D

CUSIP NO. G67743107                                                                                Page 9 of 11 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF
REYL & CIE S.A.

Name, Position, Citizenship	Title and Business Address

Mr. Dominique REYL	Chairman
Director and Executive Officer	REYL & Cie S.A.
Swiss	62 rue du Rhône, CH-1204 Geneva

Mr. François REYL	CEO
Director and Executive Officer	REYL & Cie S.A.
French	62 rue du Rhône, CH-1204 Geneva

Mr. Claude TOURNAIRE	Attorney
Director	Etude Tournaire & Associés
Swiss	18 quai Gustave Ador, CH-1207 Geneva

EXECUTIVE OFFICERS AND DIRECTORS OF

CAREY TRUSTEES LIMITED

Name, Position, Citizenship	Title and Business Address

Mr. Philip Charles RETZ	Director
Director	Carey Trustees Limited
British	1st & 2nd Floors, Elizabeth House,
Les Ruettes Brayes, GY1 4LX
St Peter Port, Guernsey,
Channel Islands, GB

Ms. Jane DUCHEMIN	Director
Director	Carey Trustees Limited
British	1st & 2nd Floors, Elizabeth House,
Les Ruettes Brayes, GY1 4LX
St Peter Port, Guernsey,
Channel Islands, GB

Ms. Sonia Ann BOURGAIZE	Director
Director	Carey Trustees Limited
British	1st & 2nd Floors, Elizabeth House,
Les Ruettes Brayes, GY 4LX
St Peter Port, Guernsey,
Channel Islands, GB

SCHEDULE 13D

CUSIP NO. G67743107                                                                               Page 10 of 11 Pages

Mr. Anthony Lawrence LINK	Director
Director	Carey Trustees Limited
British	1st & 2nd Floors, Elizabeth House,
Les Ruettes Brayes, GY1 4LX
St Peter Port, Guernsey,
Channel Islands, GB

SCHEDULE 13D

CUSIP NO. G67743107                                                                               Page 11 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to shares of Class A Common Stock, $0.01 par value per share, of Orient-Express Hotels Ltd., and that this Agreement be included as an Exhibit to such joint filing. The undersigned acknowledge and agree that all subsequent amendments to Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained in Schedule 13D and any amendments thereto, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in two counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 24th day of November, 2008

REYL & CIE S.A.

By: /s/ Dominique Reyl
      Name: Mr. Dominique REYL
      Title: Chairman

 By: /s/ François Reyl
        Name: Mr. François REYL
       Title: Director

CAREY TRUSTEES LIMITED, as Trustee for the Wings Settlement

By: /s/ Sonia Ann Bourgaize
      Name: Ms. Sonia Ann BOURGAIZE
      Title: Director

By: /s/ Philip Charles Retz
       Name: Mr. Philip Charles RETZ
      Title: Director